October 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: John Reynolds

  Re:
  Body Central Corp. (f/k/a Body Central Acquisition Corp.)
  Amendment No. 5 to
  Registration Statement on Form S-1 filed July 7, 2010
  File No. 333-168014

Ladies and Gentlemen:

        Body Central Corp. (f/k/a Body Central Acquisition Corp.) (the "Company") has today submitted to the Securities and Exchange Commission (the "Commission") Amendment No. 5 to its Registration Statement on Form S-1, File No. 333-168014 (the "Registration Statement"), originally filed with the Commission on July 7, 2010. On behalf of the Company, and based upon information provided by the Company and its advisors, we respond to the comments raised by the staff (the "Staff") of the Commission in its letter dated October 12, 2010, from John Reynolds to Allen Weinstein, President and Chief Executive Officer of the Company. For your convenience, the Staff's comments are included in this letter and are followed by the applicable response.

Summary of Consolidated Financial and Operating Data, page 7

1.
We refer you to the pro forma net income per share presentation on page eight. Please tell us how you calculated the pro forma earnings per share for the twenty six week period ending July 3, 2010. To the extent additional adjustments have been made to your pro forma net income aside from interest expense, please revise footnote three to clarify your calculation.

        Response:

        Based upon the Staff's comment, the Company has revised pages 8, 38, F-29 and F-36 of the Registration Statement to clarify how pro forma weighted average common shares are calculated.

2.
Footnote three on page nine discloses the pro forma adjustment to weighted average common shares includes 2,883,334 common shares issued to repay $32.768 million outstanding under the senior credit facility. We estimate it would only require approximately 2,184,500 common shares issued at $15.00 per share to repay the outstanding indebtedness. Please advise.

        Response:

        Based upon the Staff's comment, the Company has revised footnote 3 on page 9 (more specifically, the first bullet of the first set of bullets therein) to change the number of shares issuable at $15.00 per share to repay the outstanding indebtedness as of July 3, 2010. The 2,883,334 shares was based on the larger outstanding indebtedness balance at January 2, 2010.

3.
The aggregate number of shares described within footnote three is 66,667 less than the 3,333,333 shares being offered. Please disclose how you intend to use the proceeds from all of the shares issued.

        Response:

        Based upon the Staff's comment, the Company has revised footnote three on page 9 (more specifically, the first bullet of the second set of bullets therein) to reflect that the 66,667 shares referenced by the Staff relate to the aggregate $1.0 million to be paid under the Company's success bonus plan.

Use of Proceeds, page 31

4.
Please revise your disclosure to include the approximate number of shares you estimate selling to raise the net proceeds disclosed in each bullet point. In addition, we note you estimate using $31.5 million to repay all outstanding amounts under your term loan and revolving credit facilities. Your disclosure at page 9 indicates you plan to sell 2,883,334 shares of your common stock to repay all of your outstanding indebtedness, an amount which would yield substantially in excess of $31.5 million. Please revise your disclosures to ensure the net proceeds allocated for each intended use is consistent throughout your document.

        Response:

        Based upon the Staff's comment, the Company has revised page 31 to include the approximate number of shares the Company estimates selling to raise the net proceeds disclosed in each bullet point. In addition, on page 31 the Company has reflected the outstanding indebtedness as of July 3, 2010, which is consistent with the presentation in footnote 3 on page 9. In addition, the Company made revisions to the presentation on both pages 9 and 31 to make net proceeds allocated for each intended use consistent.

Capitalization, page 33

5.
We note the remaining blank on page 34 in the line item for the authorized number of shares of undesignated preferred stock on a pro forma as adjusted basis. Please revise to include this information in the next amendment to your registration statement.

        Response:

        Based upon the Staff's comment, the Company has revised page 34 to complete the blank with the 5,000,000 shares of undesignated preferred stock on a pro forma as adjusted basis.

Audit Report of Independent Registered Certified Public Accounting Firm, page F-2

6.
We remind you to finalize your auditor's report and remove the preamble language describing the effects of the imminent stock split prior to requesting electiveness of your registration statement.

        Response:

        As reflected in Amendment No. 5 to the Registration Statement, the Company effected its name change and stock split by filing an amendment to its certificate of incorporation in the State of Delaware today, October 13, 2010. Accordingly, and based upon the Staff's comment, the preamble language in the auditors report has been removed and the report finalized.

Other Expenses of Issuance and Distribution, page II-1

7.
We note that you have indicated that certain information relating to fees and expenses will be "provided by amendment." Please provide such information in the next amendment to your registration statement.

        Response:

        The Company has completed the table of fees and expenses in its Amendment No. 5 to the Registration Statement.

Exhibits

8.
We note that you have filed a form of your legal opinion. Your legal opinion must be completed, dated, executed and filed as an exhibit prior to effectiveness.

        Response:

        The Company has filed the completed, dated and executed legal opinion with its Amendment No. 5 to the Registration Statement.

9.
Please file Exhibit 10.29 with the next amendment to your registration statement.

        Response:

        The Company has filed Exhibit 10.29 with its Amendment No. 5 to the Registration Statement.

        If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8574 or Hans Brigham at (617) 951-8351. Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ William S. Perkins, Esq.
William S. Perkins, Esq.
Cc:
Shehzad Niazi (via facsimile)
David Link (via facsimile)
Brian McAllister (via facsimile)
David Walz (via facsimile)
Johan V. Brigham, Bingham McCutchen LLP
Allen Weinstein, Body Central Acquisition Corp.
Richard Walters, Body Central Acquisition Corp.
Julie Davis, Body Central Acquisition Corp.
William F. Schwitter, Paul, Hastings, Janofsky & Walker LLP
Karen Contoudis Buzard, Paul, Hastings, Janofsky & Walker LLP